UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________
FORM 12b-25

SEC FILE NUMBER 1-36254

CUSIP NUMBER 05367P 10 0
NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR
For Period Ended: December 31, 2016

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

AVID TECHNOLOGY, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

75 Network Drive
Address of Principal Executive Officer (Street and Number)

Burlington, Massachusetts 01803
City, State and Zip Code

PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

Avid Technology, Inc. (the "Company") is unable to file with the Securities and Exchange Commission ("SEC") its Annual Report on Form 10-K for the year ended December 31, 2016 within the prescribed time period without unreasonable effort or expense due to unexpected delays in finalizing its year-end financial reporting process. The Company requires additional time to finalize its consolidated financial statements and the notes thereto, and to complete its evaluation of the effectiveness of controls over financial reporting. The Company presently expects to file its Annual Report on Form 10-K within the extension period of 15 calendar days as provided under Rule 12b-25 (March 31, 2017).

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Brian E. Agle	(978) 640-6789

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

☐ Yes	☒ No

 Avid Technology, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2017	By:	/s/ Brian E. Agle
	Name:	Brian E. Agle
	Title:	Senior Vice President and CFO